UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

First American Strategy Funds, Inc.	Amendment No. 2 to
First American Investment Funds, Inc.	Application Pursuant to Section 6(c) for an
FAF Advisors, Inc.	Order of Exemption from Rule 12d1-2(a)
and
Quasar Distributors, LLC	File No. 812-13602
Please direct all written and oral communications concerning this application to:
  James D. Alt
  Dorsey & Whitney LLP
  50 South Sixth Street
  Minneapolis, Minnesota 55402
  Phone: (612) 340-2803
  Fax: (612) 340-8738
  alt.jim@dorsey.com
With a copy of written communications to:
  Kathleen L. Prudhomme
  FAF Advisors, Inc.
  BC-MN-H04N
  800 Nicollet Mall, 4th Floor
  Minneapolis, Minnesota 55402
  Phone: (612) 303-3738
  Fax: (612) 303-4223
  kathleen.prudhomme@fafadvisors.com

I. INTRODUCTION
     First American Strategy Funds, Inc. (“FASF”), First American Investment Funds, Inc. (“FAIF”), FAF Advisors, Inc. (“FAF Advisors”), and Quasar Distributors, LLC (“Quasar Distributors” and, collectively with FASF, FAIF and FAF Advisors, the “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that is advised by FAF Advisors or an entity controlling, controlled by, or under common control with FAF Advisors (each, an “Advisor”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the Act and that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (together with FASF, FAIF and their series, the “Funds of Funds"1), also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with FAF Advisors or Quasar Distributors that now or in the future acts as principal underwriter with respect to the transactions described herein.

[1]	As of the date of this Application, the Funds of Funds include the five series of FASF which are presently registered under its Registration Statement on Form N-1A (File No. 333-07463) and the 21 series of FAIF which are presently registered under its Registration Statement on Form N-1A (File No. 33-16905). Notwithstanding the foregoing text, “Funds of Funds” does not include (i) the five series of First American Funds, Inc. which are presently registered under its Registration Statement on Form N-1A (File No. 2-74747) (these are money market funds advised by FAF Advisors), or (ii) the single series of Mount Vernon Securities Lending Trust which is presently registered under the Act (File No. 811-21824) and advised by FAF Advisors, but whose shares are not offered to the public or registered under the Securities Act of 1933, as amended. Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

II. APPLICANTS
     A. First American Strategy Funds, Inc.
     FASF is organized as a Minnesota corporation and is registered with the Commission as an open-end management investment company. Each existing series of FASF operates as a “fund of funds” which invests in series of FAIF in reliance on Section 12(d)(1)(G) of the Act and, in reliance on Rule 12d1-2(a)(2), in other securities that are not issued by an investment company.2 FASF and FAIF are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Act. The existing series of FASF presently do not invest in Other Investments. However, the relief sought by this Application would permit them to do so.
     B. First American Investment Funds, Inc.
     FAIF is organized as a Maryland corporation and is registered with the Commission as an open-end management investment company. No existing series of FAIF presently invests in any other series of FAIF (or of any other investment company which is part of the “same group of investment companies”) in reliance on Section 12(d)(1)(G) of the Act or Rule 12d1-2. However, several series of FAIF presently do invest both in securities (as defined in Section 2(a)(36) of the Act) which are not issued by investment companies and in Other Investments. The relief sought by this Application would permit the series of FAIF to invest in other series of FAIF (and of any other investment company which is part of the “same group of investment companies”) (“Underlying Funds”) in reliance on Section 12(d)(1)(G) and Rule 12d1-2, while continuing to invest in such non-investment company securities and in Other Investments.
     Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the Act no Fund of Funds may invest in an Underlying Fund unless the Underlying Fund has in place a policy

[2]	Before Section 12(d)(1)(G) was enacted, the series of FASF operated as “funds of funds” pursuant to exemptive relief granted in First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 22173 (Aug. 26, 1996) (notice) and 22241 (Sept. 23, 1996) (order).

prohibiting its investment in funds that rely on Sections 12(d)(1)(F) or 12(d)(1)(G). Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV).
     C. FAF Advisors, Inc.
     FAF Advisors is a Delaware corporation and is a wholly owned subsidiary of U.S. Bank National Association, which in turn is a wholly owned subsidiary of U.S. Bancorp, a publicly held bank holding company. FAF Advisors is registered as an investment adviser and all future Advisors will be registered as investment advisers under the Investment Advisers Act of 1940, as amended. FAF Advisors provides asset management services for numerous pension plans, foundations, governmental plans, high net worth individuals, mutual funds, and closed-end funds. FAF Advisors currently serves as investment adviser to each series of FASF and FAIF.
     D. Quasar Distributors, LLC
     Quasar Distributors is a Delaware limited liability company and is a wholly owned subsidiary of U.S. Bancorp. Quasar Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is the distributor for FASF and FAIF and all their series.
III. APPLICANTS’ PROPOSAL
     Each Fund of Funds which is an existing series of FASF invests in certain underlying FAIF funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments. The Funds of Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (i.e., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.
     As noted previously, certain of the Funds of Funds which are existing series of FAIF currently invest in securities (as defined in Section 2(a)(36) of the Act) and in Other Investments, but they do not invest in other series of FAIF (or of any other investment company which is part of the “same group of investment companies”) in reliance on Section 12(d)(1)(G) or Rule 12d1-2. From time to time, FAF Advisors, as the investment adviser for such Funds of Funds, may determine that it would be in the best interest of a Fund of Funds and its shareholders to invest a portion of the fund’s assets in another series of FAIF, in order to efficiently gain exposure to the types of securities in which that series invests. However, absent the relief sought by this Application, such an investment would not be permitted because the Fund of Funds invests in Other Investments. The Funds of Funds will invest in Underlying Funds as set forth in their prospectuses.
     Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Fund’s investment objectives, policies, strategies and limitations. FAF Advisors believes that the ability of the Funds of Funds to invest in other Funds of Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the Act, each Fund of Fund’s board of directors will review the advisory fees charged by the Fund of Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS
     Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.
     In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
     (I) the acquired company and the acquiring company are part of the same group of investment companies;
     (II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;
     (III) with respect to:
     (aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

     (bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]
     (IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).
     In 2006 the Commission adopted Rule 12d1-2 under the Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):
     (1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;
     (2) Securities (other than securities issued by an investment company); and
     (3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.
For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the

[3]	See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

[4]	See Adopting Release at 17, n.58.

[5]	Id. at 17-18.

Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(G)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6
     Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:
The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that

[6]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

[7]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
     Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.
     Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
V. SUPPORTING PRECEDENT
     The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28443 (Oct. 21, 2008) (order); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 28405 (Sept. 24, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8,

2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).
VI. APPLICANTS’ CONDITION
     Applicants agree that the order granting the requested relief will be subject to the following condition:
     1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.
VII. REQUEST FOR ORDER
     Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
VIII. PROCEDURAL MATTERS
     Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as follows: FASF, FAIF, and FAF Advisors, 800 Nicollet Mall, Minneapolis, Minnesota 55402; and Quasar Distributors, 615 E. Michigan Street, Milwaukee, Wisconsin 53202. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.
     Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s articles of incorporation or limited liability company operating agreement, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its respective board of directors or board of governors; that by resolution duly adopted and attached to the Application as originally filed as Exhibits A-1 through A-4, respectively, or by the other authority referred to therein, the board of directors or the governing documents of each Applicant has authorized any officer of each Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in the original Application is applicable to the individual who signs this amendment and that such authorization still remains in effect.
     The verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 through B-4 hereto.
     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
April 2, 2009.
Respectfully submitted,

FIRST AMERICAN STRATEGY FUNDS, INC.

By	Jeffery M. Wilson

Its	Vice President — Administration

FIRST AMERICAN INVESTMENT FUNDS, INC.

By	Jeffery M. Wilson

Its	Vice President — Administration

FAF ADVISORS, INC.

By	Charles R. Manzoni, Jr.

Its	General Counsel and Secretary

QUASAR DISTRIBUTORS, LLC

By	Teresa Cowan

Its	Chief Compliance Officer

EXHIBIT INDEX

B-1.	Verification of First American Strategy Funds, Inc. Pursuant to Rule 0-2(c)(1)

B-2.	Verification of First American Investment Funds, Inc. Pursuant to Rule 0-2(c)(1)

B-3	Verification of FAF Advisors, Inc. Pursuant to Rule 0-2(c)(1)

B-4	Verification of Quasar Distributors, LLC Pursuant to Rule 0-2(c)(1)

EXHIBIT B-1
FIRST AMERICAN STRATEGY FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of First American Strategy Funds, Inc.; that he is the Vice President — Administration of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Jeffery M. Wilson

Jeffery M. Wilson Vice President-Administration
April 2, 2009

EXHIBIT B-2
FIRST AMERICAN INVESTMENT FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of First American Investment Funds, Inc.; that he is the Vice President — Administration of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Jeffery M. Wilson

Jeffery M. Wilson Vice President-Administration
April 2, 2009

EXHIBIT B-3
FAF ADVISORS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that he has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of FAF Advisors, Inc.; that he is the General Counsel and Secretary of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Charles R. Manzoni, Jr.

Charles R. Manzoni, Jr. General Counsel and Secretary
April 2, 2009

EXHIBIT B-4
QUASAR DISTRIBUTORS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)
     The undersigned states that she has duly executed the attached “Amendment No. 2 to Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Quasar Distributors, LLC; that she is the Chief Compliance Officer, Assistant Secretary and Registered Principal of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Teresa Cowan

Teresa Cowan Chief Compliance Officer, Assistant Secretary and Registered Principal
April 2, 2009